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                          March 5, 2024

       Viki Hakmon
       Chief Executive Officer
       Jeffs' Brands Ltd
       7 Mezada Street
       Bnei Brak, 5126112, Israel

                                                        Re: Jeffs' Brands Ltd
                                                            Registration
Statement on Form F-3
                                                            Filed on February
20, 2024
                                                            File No. 333-277188

       Dear Viki Hakmon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Scott
Anderegg at 202-551-3342 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services